Exhibit 99.4

CRH MEDICAL CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

March 28, 2014

GLOSSARY	1
TERMS OF REFERENCE	2
CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS	2
CORPORATE STRUCTURE	3
Intercorporate Relationships	3
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	4
Three Year Development	4
What are Hemorrhoids?	4
Hemorrhoid Treatment Procedures	5
The CRH O’Regan Disposable Hemorrhoid Banding System	6
Evidence of Use	6
Commercialization Strategies	7
Competition	9
Intangible Properties	10
Foreign Operations	10
Regulatory Approval	10
Operations and Manufacturing	10
Customer and Technical Services	10
Intellectual Property	11
Employees	11
Cycles and Economic dependence	12
RISK FACTORS	12
DIVIDEND POLICY	23
DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES	23
PRIOR SALES	24
ESCROW SECURITIES	24
DIRECTORS AND OFFICERS	24
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	27
CONFLICTS OF INTEREST	28
AUDIT COMMITTEE INFORMATION	28
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	30
MATERIAL CONTRACTS	30
LEGAL PROCEEDINGS	30
NAMES AND INTEREST OF EXPERTS	30
TRANSFER AGENTS AND REGISTRARS	30
ADDITIONAL INFORMATION	30
EXECUTIVE COMPENSATION	31
ADDITIONAL FINANCIAL INFORMATION	31
AUDIT COMMITTEE CHARTER	A-1

GLOSSARY

This glossary contains general terms used in the discussion of the colorectal healthcare industry, as well as specific technical terms used in the descriptions of our technology and business.

Anoscope

An anoscope is an instrument used to view the anus and lowest portion of the rectum. An anoscope is a rigid tube (4 in or 10 cm long) that can be inserted with a lubricant into the anal canal. When the tube is inserted, a light source shone through the tube allows the examiner to see the wall of the anus and lower rectum. An anoscope is used to identify abnormalities in the anus and lower rectum, such as hemorrhoids, inflammation, or tumors.

Blind Technique	Performing the hemorrhoid ligation without the use of the anoscope.

Centers	The Company owned and operated clinics known as Centers for Colorectal Health across the U.S. between 2005 and 2010.

Colorectal Surgeons

A colorectal surgeon has a particular interest in diseases of the colon and rectum. To become proficient in the treatment and management of these conditions, a colorectal surgeon must undergo training in both general surgery and advanced training in problems of the lower digestive tract. A colorectal surgeon may also sometimes be known as a proctologist.

CRH O’Regan System®	This includes the CRH O’Regan Ligator as well as the CRH O’Regan Ligator with CRH O’Regan Anoscope.

Dentate Line

Where the anal canal meets the rectum there is a ring of folds called the dentate line. Among these folds are the anal crypts, small tube-like depressions opening into the anal canal. The dentate line delineates where nerve fibers end. Above this line, this area is relatively insensitive to pain. Below the dentate line, the anal canal and anus are extremely sensitive.

Direct-to-physician program	CRH has leveraged the success of its Centers to create its direct-to-physician program. The program consists of training, technology, practice support and marketing.

Gastroenterologists (GI)	Doctors specializing in diseases affecting gastrointestinal tract (i.e. organs from mouth to anus).

Hemorrhoids

Normal blood vessels in the anal canal which when enlarged, can cause problems and can be considered abnormal or a disease. Hemorrhoids can be either internal or external. Internal fall into four categories depending on the degree of severity, grade one being the least severe and grade four being the most severe. Hemorrhoids are commonly referred to as Hemorrhoidal Disease.

Hemorrhoid banding	A procedure where a small rubber band is placed around the base of the hemorrhoid inside the rectum, cutting off circulation, after which the hemorrhoid generally sloughs off within a few days.

Hemorrhoidectomy	Surgical removal of hemorrhoids.

Ligator	An instrument used for hemorrhoid banding or for placing and fastening a ligature.

O’Regan Ligator	A disposable, minimally invasive hemorrhoid banding system.

Proctoscope	A proctoscope is a straight, rigid, hollow metal tube (10 in or 25 cm long), and usually has a small light bulb mounted at the end.

Sepsis	The presence of pus-forming bacteria or their toxins in the blood or tissues.

Thrombosis	The formation or presence of a thrombus (a clot of coagulated blood attached at the site of its formation) in a blood vessel.

TERMS OF REFERENCE

The information set forth in this Annual Information Form is as of March 28, 2014, unless another date is indicated.  All references to dollars ($) in this document are expressed in U.S. funds, unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Annual Information Form, contains forward-looking statements within the meaning applicable securities legislation concerning profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of our products, budgets, capital expenditures, operating costs, cash flow estimates and similar statements relating to our products, timelines, strategic plans, including our plans and expectations relating to the CRH O’Regan System, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital.  Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking statements are based on a number of assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

•                                          Our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability.

•                                          The policies of health insurance carriers may affect the amount of revenue the Company receives.

•                                          Our ability to successfully market and sell our products.

•                                          Our estimates of the size of the potential markets for our products.

•                                          We may be subject to competition and technological risk which may impact the price and amount of product we can sell.

•                                          Our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto.

•                                          Changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same.

•                                          Changes in key United States federal or state laws, rules, and regulations.

•                                          Our ability to establish, maintain and defend intellectual property rights in our products.

•                                          Our ability and forecasts of expansion and the Company’s management of anticipated growth.

•                                          Our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management.

•                                          Risks associated with manufacture of our products and our economic dependence on suppliers.

•                                          Changes in the industry and the economy may affect the Company’s business.

•                                          Evolving regulation of corporate governance and public disclosure may result in additional corporate expenses.

•                                          Adverse events relating to our product could result risks relating to in product liability, medical malpractice, insurance and product recalls.

•                                          Risks associated with use of our products in unapproved circumstances.

•                                          Various risks associated with other legal, regulatory or investigative proceedings.

•                                          Health and safety risks are intrinsic within our industry.

•                                          Our ability to successfully identify, evaluate and complete future transactions.

•                                          We may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O’Regan System.

•                                          Our clinical support specialists may not be able to increase adoption of the CRH O’Regan System.

•                                          Risks associated with the trading of our common shares on a public marketplace.

As a single product company, any adverse event directly or indirectly related to the CRH O’Regan System will have a material impact on the Company’s financial performance.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The forward looking statements contained in this Annual Information Form are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers and investors should not place undue reliance on forward-looking statements.  The Company does not intend to update forward-looking statements, except as required by law.

CORPORATE STRUCTURE

CRH Medical Corporation (“CRH” or the “Company”) was incorporated under the name Medsurge Medical Products Corp. on April 12, 2001 by registration of a Memorandum and Articles pursuant to the Company Act (British Columbia). The Company transitioned under the Business Corporations Act (British Columbia) on March 15, 2005 and changed its name to CRH Medical Corporation on April 28, 2006.

The registered and records offices of the Company are located at Suite 2600, 595 Burrard Street, Three Bentall Center, Vancouver, British Columbia, V7X 1L3, and its head office and principal place of business is located at Suite 522 — 999 Canada Place, World Trade Center, Vancouver, British Columbia, V6C 3E1, telephone (604) 633-1440, facsimile (604) 633-1443.

Intercorporate Relationships

The Company has one wholly owned subsidiary: Colorectal Health Clinics Corporation (“CRHC”).

CRHC, a Delaware corporation, was incorporated on May 20, 2005 and has one wholly owned subsidiary CRH of New York, Inc. a New York corporation incorporated on January 6, 2006 and dissolved on February 14, 2014.

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

CRH Medical Corporation is a North American company focused on providing physicians with innovative products for the treatment of gastrointestinal diseases. The Company’s distribution strategy focuses on physician education, patient outcomes, and patient awareness. CRH creates meaningful relationships with physicians. The Company’s only product, the CRH O’Regan System is a single use, disposable, hemorrhoid technology that is safe and highly effective in treating hemorrhoid grades I — IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians. The Company’s goal is to establish the CRH O’Regan System as the standard for non-surgical hemorrhoid treatment. In the future the Company plans to identify and incorporate additional products and services into its innovative distribution model. In prior years the Company operated Centers for Colorectal Health (“Centers”). On December 31, 2010 the Company closed its remaining eight Centers for Colorectal Health. The restructuring of the Company to focus solely on its growing and profitable direct to physician program has facilitated attaining profitability beginning with the first quarter of 2011.

Three Year Development

Year Ended December 31, 2011 Developments

The Company reported its first ever profitable quarter, for the quarter ending March 31, 2011.

The Company trained 304 physicians, representing 109 practices, in its direct-to-physician program.

The Company retained The Equicom Group (“Equicom”) to provide strategic investor relations and financial communications services.

Year Ended December 31, 2012 Developments

The Company graduated to the Toronto Stock Exchange from the TSX Venture Exchange.

The Company introduced a Clinical Sales Support program. The Clinical Sales Representatives work to both increase adoption of the CRH O’Regan System within practices already trained by the Company and to introduce the technology to practices not yet trained.

The Company trained 278 physicians, representing 110 practices, in its direct-to-physician program.

Year Ended December 31, 2013 Developments

The Company filed three new patent applications to improve the CRH O’Regan System.

The Company trained 318 physicians, representing 129 practices, in its direct-to-physician program. To date, more than 475,000 procedures have been performed with the CRH O’Regan System and the Company anticipates that these numbers will continue to rise throughout the coming financial year.

What are Hemorrhoids?

Hemorrhoids are normal cushions of tissue and blood vessels in the lower rectum which when enlarged, can start to become symptomatic and considered abnormal or a disease.

Hemorrhoids are classified as either internal or external:

•                       External — swollen veins that are formed below the Dentate Line and can often be seen and felt under the skin outside the anal canal. They often appear as a small bulge and are the same color as the skin. These are generally treated by over the counter remedies or a hemorrhoidectomy.

•                       Internal — swollen veins inside the rectum that form above the Dentate Line.  When internal hemorrhoids become enlarged, they may protrude out through the anus. A reference to “hemorrhoids” in a clinical setting is generally a reference to internal hemorrhoids.

Internal hemorrhoids fall into one of four categories depending on the degree of severity.  Grade one hemorrhoids are usually treated by over the counter remedies and diet, and may go away on their own. Grades two through four are generally treated with hemorrhoid banding (a small number are treated with competing therapies).  Severe grade four hemorrhoids may require a painful hemorrhoidectomy in a hospital setting. Grade four hemorrhoids are usually the result of untreated grade two or three hemorrhoids — a hemorrhoidectomy is rarely necessary if treatment begins in time.

The cause of hemorrhoids is unknown, but contributing factors include: aging, chronic constipation or diarrhea, pregnancy, hereditary, straining during bowel movements, and faulty bowel function due to overuse of laxatives or enemas. Hemorrhoid symptoms include: bleeding, swelling, prolapsed tissue, itching, pain and sensitive lumps.

According to the National Institute of Health, the prevalence rate of hemorrhoids in the U.S. is about 4.4% of the population and approximately 50% of the U.S. population will develop hemorrhoids by age 50.

According to the American Society of Colon and Rectal Surgeons, hemorrhoids are one of the most common ailments, with the onset typically occurring usually after age 30. The peak prevalence occurs between 45 and 65 years of age. Most patients with milder cases appear to suffer in silence, or may seek over-the-counter remedies, rather than turning to a medical professional.

Hemorrhoid Treatment Procedures

Rubber Band Ligation

A small rubber band is placed around the base of the hemorrhoid inside the rectum. The band cuts off circulation, the banded tissue sloughs within a few days, and scar tissue forms, preventing the tissue from prolapsing or causing symptoms. Rubber band ligation is utilized for hemorrhoid grades one through four.

The banding technique is the most widely accepted form of treatment as it requires no anaesthesia, is simple to perform, can be done in a doctor’s office, and is relatively inexpensive and effective.

Coagulation by use of lasers or heat

Coagulation by use of lasers or heat causes the treated hemorrhoid tissue to coagulate, creating scar tissue that is intended to stop the prolapse, lessening the hemorrhoidal symptoms. Coagulation can also be performed with infrared light (photocoagulation). It is mostly used for small to medium sized hemorrhoids.

Injection sclerotherapy with chemicals

With injection sclerotherapy, a doctor injects a chemical solution under the surface of the hemorrhoid. The solution causes inflammation and scarring of the tissue in an attempt to keep the hemorrhoidal tissue from causing symptoms. This technique is not widely used, and complications can occur if the solution is not injected precisely into the tissue.

Surgery

A hemorrhoidectomy is performed by a surgeon with local anesthetic plus sedation, or more typically a spinal anesthetic or a general anesthetic. It is sometimes performed on an outpatient basis, but an overnight or inpatient hospital stay can be required. It is a more expensive procedure than the other options as it is required to be performed in a hospital or ambulatory surgery center.

Stapling

A “PPH” or a “stapled hemorrhoidectomy” utilizes a specialized device which can cut and then staple together a portion of the rectal lining, causing scar tissue that typically keeps the hemorrhoid tissue in place, minimizing the patient’s symptoms. This procedure gained favor because it caused less pain and disability than the conventional surgical hemorrhoidectomy, but more recent experience has shown that this procedure is not without the potential for significant complications.

THD

A more recent development, this surgical procedure utilizes a specialized scope to help identify the major arterioles which supply blood to the hemorrhoidal tissues. This localization allows for the surgeon to suture those vessels, reducing blood flow to the hemorrhoids as well as to cause scarring which helps to minimize hemorrhoidal symptoms. This technique demonstrates promise, but it is still a surgical procedure, causing significantly more pain disability than the non-surgical approaches outlined above.

The CRH O’Regan Disposable Hemorrhoid Banding System

Invented in 1997 by laparoscopic surgeon Dr. Patrick J. O’Regan, and cleared by the U.S. Food and Drug Administration (“FDA”) in 2000, the CRH O’Regan System represents a significant advancement in rubber band ligation.

The CRH O’Regan System is an entirely disposable, single-use device for hemorrhoid treatment.  Previous metal instruments were introduced in the 1950s and 1960s, before the advent of virulent, blood borne pathogens such as HIV and Hepatitis B and C.  Today they pose reprocessing challenges and concerns about cross-patient infection.

The ligator is a plastic plunger suction device resembling a syringe, which is applied to each hemorrhoid in turn, two cm above the dentate line. Manual suction is induced to cause a portion of the hemorrhoid cushion to enter the nozzle, and the band is then released to strangulate the tissue.  Only one band is used to facilitate the later adjustment and to reduce the risk of complications.  This procedure can be performed under direct visualization with a specially designed anoscope or using a “blind” technique where the device is inserted to a mark through the anus and directed to one of the hemorrhoid cushions, which is then banded.

Evidence of Use

A large 2005 study of the CRH O’Regan System reported the lowest hemorrhoid treatment complication rate ever published at 16 out of 5,424 procedures, or 0.3%. Post-band bleed occurred in 8 patients (0.4%), post-band pain in three patients (0.2%) and post-band thrombosis in five patients (0.3%.).  No other complications were observed.  Compared to conventional rubber band ligation, these figures demonstrate a ten-fold reduction in complications.  The results also showed the CRH O’Regan System to have lower recurrence (4.8%) at two years than previous banding techniques (12%) or even hemorrhoidectomy (5-8%).  However, patient compliance with dietary changes and recommended bowel habits may have marked influence on recurrence rates and long-term studies to confirm whether this distinction exists at late follow-up have not been conducted.

A 2006 study was conducted to evaluate the effectiveness and complications associated with rubber band ligation using the CRH O’Regan System. The study included treatment for 60 patients and no major complications were noted.  The study concluded that the CRH O’Regan System is associated with a good response and low complication rate.  Minor early and late bleeding was reported in 10% and 6.7% respectively, but none was severe.  Pain occurred in 6.7% but was not severe.  In all cases clinical and endoscopic improvement was observed and patients of all ages, including the elderly, were found to be tolerant to the procedure.  The study concluded the technique is a safe and reliable treatment option.

A 2008 study involving 113 patients and a total of 257 banding events concluded that the outpatient treatment of hemorrhoids by gastroenterologists using the CRH O’Regan System is safe and effective. Initial symptoms were resolved in 94% of patients, and rectal bleeding resolved in 90% of patients after at least one banding event. These results were sustained at three months. There were no cases of pelvic sepsis.  Patient satisfaction with the System was high - overall, 81% were highly satisfied with their treatment and 75% said they would choose this therapy again over a surgical option and/or recommend it to a friend.  Patients do not require time off from work after the procedure.

A study entitled The Long Term Results of Hemorrhoid Banding Using the O’Regan Disposable Suction Ligator, involved 20,286 ligations with the CRH O’Regan System on 6,690 patients. The results indicated an 8% recurrence of all three hemorrhoids over an average of 42 months and a 5% partial recurrence (one or two hemorrhoids). Complications were 0.2% per band or 0.6% per course of treatment. The study concluded that the use of the CRH O’Regan System was a significant improvement on Barron’s original device that has performed well since its introduction. The recurrence and partial recurrence rate is low and the safety profile is exceptional.

Commercialization Strategies

In 2008, as a strategy to achieve rapid adoption of the CRH O’Regan System by a broader segment of the medical community, the Company began developing the capability to bring our CRH O’Regan System directly to physicians.  This strategy, called the “direct-to-physician program” positions the Company to increase the number of physicians who utilize the Company’s products, capture market share and build brand awareness and value.

More than 14.2 million colonoscopies are performed annually in the U.S. of which 82.5% are performed by approximately 8,000 GI’s.  It is estimated that hemorrhoids requiring treatment are diagnosed in 15% — 20% of colonoscopies. The Company believes that most of these hemorrhoid sufferers have historically gone untreated.  The CRH O’Regan System provides GI’s with an effective modality to treat haemorrhoidal disease and increase their practice revenue.

CRH believes it is affecting a paradigm shift in the treatment of hemorrhoids by physicians utilizing its proprietary CRH O’Regan System.  We are actively expanding the direct-to-physician program by initially targeting the distribution of the CRH O’Regan System directly to the over 8,000 gastroenterologists practicing in the U.S.  The CRH O’Regan System is being adopted at a rapid rate.  More than 75% of the gastroenterology groups trained by the Company since June 2008 have adopted the CRH O’Regan System. The direct distribution of the CRH O’Regan System to gastroenterologists is expected to contribute significantly to the revenue and overall profitability of the Company.

CRH utilizes many methods to create awareness and demand for the CRH O’Regan System.  Awareness is created through a number of channels and tactics, including key opinion leader endorsement and GI word-of-mouth; articles and advertisements in professional journals and publications; exhibits and product demonstrations at GI conferences; and targeted email and direct mail campaigns.  The information on the CRH O’Regan System Website, including procedure videos and published research, also serves as an educational tool and an important source of awareness to the GI community.

The Company is continuing to introduce the CRH O’Regan System into the curriculum of the approximately 165 academic and hospital-based Gastroenterology Fellowship Programs throughout the U.S. as perianal care is not traditionally a topic covered during training. This segment of the GI market includes approximately 3,000 academic gastroenterologists who spend at least 50% of their time caring for patients and the other 50% training future GIs. We expect the inclusion of the CRH O’Regan System in Fellowship curriculums will increase awareness and accelerate the adoption of hemorrhoid treatment as new gastroenterologists enter practice.

The treatment of hemorrhoids is a natural extension of the GI practice.  Hemorrhoid treatment with the CRH O’Regan System expands the continuum of care and provides a fast and painless solution to patients.  Since many hemorrhoid patients also require colonoscopy and other endoscopic services, adoption of the CRH O’Regan System creates additional patient and procedural revenue for the GI’s traditional practice.

The integration of the CRH O’Regan System into a GI practice can materially increase practice revenues.   For example, the treatment of patients using the CRH O’Regan System generates an hourly procedural reimbursement approximately equal to or greater than that of two colonoscopy procedures.  Moreover, the reimbursement is typically generated without the need for any additional staff, capital expenditures,  or facility requirements.

Gastroenterologists find the CRH O’Regan System easy to learn and to integrate into their existing practices.  In contrast to other treatment modalities, the procedure takes less than a minute to perform, does not require anaesthesia or bowel preparation, is well tolerated by patients, and can be performed in an office setting as well as in the ASC.  The CRH O’Regan System is totally disposable and does not require any capital investment.

The Company expects to continue growth of the direct-to-physician program by providing a strong value proposition to GI’s. CRH provides a comprehensive support program for Practices, including providing clinical training, operational training and marketing programs and materials.

The emphasis by CRH on clinical training has been well received by the GI community. CRH provides physician-to-physician training for gastroenterologists at their own practice setting with patients they identify and recruit for treatment.  This enables the GI to see a variety of pathology and learn the procedure by treating patients in a “hands-on” manner, ultimately leading to a greater comfort level with the technology.... These initial patients are also then scheduled for subsequent bandings  — contributing  to the start-up and growth of hemorrhoid procedures within the practice.

CRH also provides operational training and support to ensure that GI office staff are comfortable describing the procedure and are able to address the questions most frequently asked by hemorrhoid sufferers seeking our treatment.  The training includes hemorrhoid education, technology facts, phone scripts, frequently-asked questions, optimal patient flow processes and scheduling methodologies, and a billing and coding overview. In addition, CRH provides hemorrhoid content that may be added to the GI practice website.  The goal is to ensure that the GI practice can effectively convert treatment inquiries into patient appointments and bring new patients in.

GI practices experience increases in new patient volumes as a result of the marketing support provided by CRH. CRH provides a comprehensive marketing support program to assist GI’s integrate the CRH O’Regan System into their practice.  Marketing programs and materials are available at no charge and are designed to quickly and effectively educate new and existing patients about the procedure.

CRH also provides web-based marketing resources to GI practices by adding their practice profile to the CRH website. The CRH consumer website (www.crhsystem.com) directs hemorrhoid sufferers to trained physicians near them who offer our procedure.  The creation of a direct link between the practice website and the CRH website has been one of the most beneficial tools for driving new patients to our GI partner practices.

Specialized Skill & Knowledge

The Company’s management team has developed specific skills and knowledge in the U.S. health care market from the operations of the Centers for Colorectal Health. The degree to which the Company has operated within multiple states and the specific laws associated with health care services within each state, provides it with a national scope of knowledge not easily acquired. There is a significant amount of fragmentation of legal requirements, medical service reimbursement levels and local health care contracting that the Company must evaluate prior to penetrating any particular market. Knowledge has been acquired by the Company in order to gather and process the critical information required to make quantifiable decisions to enter prospective markets. The Company continues to acquire this knowledge and processing skills by expanding the know-how of existing management and acquiring new personnel with the requisite skills sets required. For example, Dr. Iain Cleator, one of the Company’s Directors, currently operates the Cleator Clinic (a clinic that is independent of the Company) which he founded in 2003 to care for patients afflicted with anorectal disorders. He has carried out more than 50,000 procedures using the CRH O’Regan System.

Competition

To the knowledge of management, the CRH O’Regan System is the only disposable, minimally invasive, self-contained device for banding hemorrhoids.

The majority of rubber band ligation procedures are performed using metal re-usable ligators and retractors.  In the same way that disposable syringes have replaced re-usable syringes in most medical applications, it can be expected that disposable ligators will replace re-usable ligators.  The table below, which compares the CRH O’Regan Ligator to the traditional device, was prepared by the Company’s management.

	CRH O’Regan System	McGiveny Ligator	Saeed “Short Shot”:	Ultroid	Kilroid Not available in North America	Endoscopic Banding

Assistance required	No	Often	Often	Sometimes	Often	Yes

Length of procedure	Approximately 1 minute	Approximately 5 - 15 minutes	Approximately 5 - 10 minutes	Approximately 10 - 20 minutes	Approximately 5 - 10 minutes	Approximately 10 - 30 minutes

Patient comfort	No Anoscope required, greater patient comfort	Anoscope and technique increase patient discomfort	Technique and multiple site banding increases patient discomfort	Length of procedure and Probe used for procedure increase patient discomfort.	Technique increases patient discomfort	Requires bowel preparation and sedation

Ease of Use by Physician	Easy to learn one handed technique	2 handed techniques required, instrumentation is more difficult to utilize	2 handed technique required	2 handed technique required, length of procedure make instrumentation is more difficult to utilize	2 handed technique required	Requires endoscope and multiple assistance

Cleaning	Disposable	Sterilization and maintenance required.	Disposable, significantly more waste with suction tubing canisters	Disposable probe, hand piece not disposable and cannot be sterilized	Disposable, significantly more waste with suction tubing canisters	Sterilization and maintenance required.

Additional Equipment/Capital Investment required	None	Up front instrument purchase Cleaning and sterilizing expense	Wall suction	Power generator	Wall suction	Endoscopic facility and associated equipment

Training	On-site physician training	None	None	Non-physician onsite and video	n/a	Training included in fellowship

Other Support	Marketing and operation	None	None	Marketing and operational	n/a	None

Cost	$65 -75	Initial cost and cleaning and maintenance	$60 -65 (includes tubing and canisters)	$80	n/a	$250 +

Intangible Properties

Pursuant to an agreement dated May 8, 2001 as amended, the Company acquired the patent and all other rights to the CRH O’Regan Ligator from Dr. Patrick J. O’Regan, a former director of the Company, in exchange for common shares of the Company. The patent regarding the CRH O’Regan Ligator was registered in the name of the Company in the patent office on August 27, 2002.

The CRH Technology consists of the CRH O’Regan Ligator and the MIS Anoscope.  The CRH O’Regan Ligator is a disposable, minimally invasive hemorrhoid banding device. The CRH O’Regan Ligator was patented in the United States by Dr. Patrick O’Regan, a former director of the Company. A list of the patents covering the Company’s technology is listed below.

Foreign Operations

While the Company’s headquarters are in Vancouver, British Columbia, substantially all of the Company’s revenues are generated in the U.S. It is anticipated that all of the Company’s current financial requirements will be met through current operations.

Regulatory Approval

The FDA, Health Canada, the European Union and comparable agencies in other foreign countries impose requirements upon the design, development, manufacturing, marketing and distribution of medical devices.  The applicable regulations require clearance or approval before the devices can be sold.  After the applicable approvals are granted the regulatory agencies require companies to comply with quality system requirements and maintain annual registrations.

The Company has FDA 510(k) clearance (K963166 and K020702) for the United States, CE Mark (Class I CE device — self declared) for Europe and Medical Device Licences (#65042 and #65043) for Health Canada. These registrations are legal prerequisites for the Company to market and sell the CRH O’Regan Ligator, CRH O’Regan Anoscope and CRH O’Regan System in the United States, the European Community, Canada and many countries worldwide that accept these registrations. The Company’s quality system is also certified to ISO13485:2003 CMDCAS by SAI Global.

Operations and Manufacturing

The Company, which operates a Quality Management System that complies with the requirements of ISO 13485:2003, is committed to continuously improve the quality of our products and services to better satisfy the needs and expectations of our customers.  We have selected subcontractors that are qualified to provide the design and manufacturing of our CRH O’Regan Ligator and CRH O’Regan Disposable Anoscope.

All subcontractors are monitored and evaluated on a regular basis to ensure the highest quality product.  Each year we conduct a thorough review of the relationship and perform quality audits of their facilities. While the Company has outsourced design and manufacturing activities, we maintain direct control over customer service activities to ensure that we provide our best service to our customers.  Through an established system of customer feedback we are able to monitor for signs of quality problems and customer issues.

Customer and Technical Services

The Company has established a feedback system to provide early warning of quality problems and to determine whether it has met the customer’s requirements.  Customer complaints, expressions of satisfaction and other unsolicited customer feedback are collected and processed by Customer Service.

Intellectual Property

A vital part of the Company’s business strategy is to protect its products and technologies through the use of patents, proprietary technologies and trademarks, to the extent available. Success will depend, in part, upon the ability to obtain and enforce strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.  Current CRH policy is to seek patent protection for proprietary technology whenever and wherever commercially practical. It has acquired or received patents for marketing in the U.S., Canada, Europe and in some parts of Asia.

Patent Portfolio

Country	Application or Patent Number	Application date	Expiration date	Title

US	7029438	November 20, 2002	July 30, 2023	ANOSCOPE
CA	2363473	November 20, 2001	November 20, 2021	ANOSCOPE
US	5741273	March 8, 1996	March 8, 2016	ELASTIC BAND LIGATION DEVICE FOR THE TREATMENT OF HEMORRHOIDS
CA	2240850	March 5, 1997	March 5, 2017	ELASTIC BAND LIGATION DEVICE FOR THE TREATMENT OF HEMORRHOIDS
Japan	4465179	November 20, 2003	November 20, 2023	ELASTIC BAND LIGATION SYSTEM FOR TREATMENT OF HEMORRHOIDS
US	13/892,804 - pending	May 31, 2013		ELASTIC BAND LIGATION DEVICE AND METHOD FOR TREATMENT OF HEMORRHOIDS
US	13/972,144 - pending	August 21, 2013		ELASTIC BAND LIGATION DEVICE WITH INTEGRATED OBTURATOR AND METHOD
US	13/972,168 - pending	August 21, 2013		ELASTIC BAND LIGATION DEVICE WITH LOCKING MECHANISM AND METHOD
US	13/972,202 - pending	August 21, 2013		ELASTIC BAND LIGATION DEVICE WITH ANTI-PINCH FEATURE AND METHOD

Employees

As at December 31, 2013 we had 13 full time employees and one contractor.  At December 31, 2013 eight employees were working in Vancouver, British Columbia, two are working in Bellevue, WA, two physicians work out of Chicago IL and Atlanta GA, and a training extender that works out Atlanta GA.. We believe that our relationship with our employees is good and none of the employees are a member of a labor union or is covered by a collective bargaining agreement.  All senior management, employees and consultants are required to sign a confidentiality agreement.

Cycles and Economic dependence

The provision of health care services in the U.S. has changed as a result of the shifts within the health care insurance market. Some of these shifts include a decline in overall Health Maintenance Organization (“HMO”) market-share due to patients demand to see “out of network” physicians. Other shifts are high deductible plans and health savings plans that are putting health care expenditure more in the hands of patients. These shifts have an effect on the frequency and the types of treatment that patients will seek and thus have an effect on treatments that may be considered elective. Although the treatment of hemorrhoids with ligation is a covered procedure by most insurance plans, some patients may still consider the treatment as elective due to the above factors.

RISK FACTORS

This document contains forward-looking statements regarding our Company, business, prospects and results of operations that involve risks and uncertainties.  Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Annual Information Form.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Information Form.  If any of the following risks occur, our business, financial condition or operating results could be harmed.  In that case, the trading price of our common shares could decline.

Investment in the common shares of the Company is speculative and involves a high degree of risk, is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks.  The common shares of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this Annual Information Form with their professional advisors.

Risks Related to Our Company

We may need to raise additional capital to fund future operations.

The Company became profitable in the first quarter of 2011, which was consistent with its strategy when the Company altered its business development strategy in Q4 of 2010 to focus exclusively on its Physician Partnership business.  Based on our current cash resources, and anticipated revenues, we expect that we can maintain current operations. There can be no assurance that unforeseen developments or circumstances will not alter our requirements for capital.  Any additional equity financing will be dilutive to our shareholders.  If access to sufficient capital is not available as and when needed, our business may be impaired.

Advancing our product, market expansion of our currently marketed product or acquisition and development of any new products will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•                  we experience more competition for from other companies or in more markets than anticipated;

•                  we experience delays or unexpected increases in costs in connection with maintaining regulatory approvals for our product in the various markets where we sell our product;

•                  we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition; or

•                  we elect to develop, acquire or license new technologies, products or businesses.

We could potentially seek additional funding through public or private equity or debt financing, corporate collaborations or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect companies such as ours, are unfavourable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our common shares or financial instruments that are exchangeable for, or convertible into, our common shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay our business expansion, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations

The policies of health insurance carriers may affect the amount of revenue the Company receives.

The principal market for the Company’s product currently is in the U.S. health care industry.  Reimbursement policies of health care insurers and others, both private and governmental, directly affect the ability of the Company and its customers to receive appropriate reimbursement for procedures related to the Company’s product. Mounting concerns about rising health care costs may cause the providers of such reimbursement to adopt more restrictive reimbursement policies, which may limit the price that the Company can charge for its product or reduce the demand for it, both of which would have adverse effect on sales of the Company’s product and its financial performance.

These expectant third-party payers carefully review and increasingly challenge the prices charged for medical devices and services. Provincial government sponsored health programs in Canada and similar programs in the United States reimburse hospitals a pre-determined fixed amount for the costs associated with a particular procedure based on the patient’s discharge diagnosis and similarly reimburse the physician based on the procedure performed, without taking into consideration the actual costs incurred by either party or the actual cost of the device.

The Company may not be successful in marketing its products.

In order to sustain and increase revenues, the Company’s products must achieve a significant degree of market acceptance including through physician and patient demand.  If the Company is unable to promote, market and sell its products, secure relationships with physicians and create patient demand, the Company’s business, financial condition and results of operations would be materially adversely affected.

Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

•                       safety, efficacy, convenience and cost-effectiveness of our products;

•                       scope of approved uses and marketing approval;

•                       timing of market approvals and market entry;

•                       difficulty in, or excessive costs to, manufacture;

•                       infringement or alleged infringement of the patents or intellectual property rights of others;

•                       availability of alternative products from our competitors;

•                       acceptance of the price of our products; and

•                       ability to market our products effectively at the retail level.

The medical industry is highly competitive and is characterized by extensive research and development and rapid technological change. Many of the companies developing competing technologies and products may have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our product obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel.  If we fail to develop new products or enhance our existing product in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

If our competitors are able to develop and market products that are preferred over the CRH O’Regan System or other products that we may develop, we may not be able to generate sufficient revenues to continue our operations.

We may not be able to contend successfully with competitors. The medical technology industry is highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. The existence of other products or treatments of which we are not aware, or products or treatments that may be developed in the future may reduce the marketability of the CRH O’Regan System and any future products, particularly to the extent such products:

•                       are more effective

•                       have fewer or less severe adverse side effects

•                       have better patient compliance

•                       receive better reimbursement terms

•                       are accepted by more physicians

•                       have better distribution channels

•                       are easier to administer

•                       are less expensive

Some of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than we do. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the medical and biotechnology industries may result in even more resources being concentrated in our competitors.

We operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations.

The healthcare industry in the U.S. is subject to extensive federal, state, and local laws, rules, and regulations relating to, among other things:

•                  payment for services

•                  conduct of operations, including fraud and abuse, anti-kickback, physician self-referral, and false claims prohibitions

•                  protection of patient information

•                  medical waste disposal and environmental protection

In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in law and regulatory interpretations may reduce our revenue and profitability, restrict our existing operations, limit the expansion of our business, or impose new compliance requirements on our industry.

In recent years, both federal and state government agencies have increased civil and criminal enforcement efforts relating to the healthcare industry. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations, and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

In the future, different interpretations or enforcement of laws, rules, and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our business programs, increase our operating expenses, and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties, or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources to respond to an investigation or other enforcement action under these laws or regulations.

Health care industry reform.

The government and regulatory authorities in Canada, the United States, Europe and other markets in which we may sell our product may propose and adopt new legislation and regulatory requirements relating to medical product approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly. These pressures are particularly strong given the ongoing effects of the recent global economic and financial crisis, including the continuing debt crisis in certain countries in Europe, and the risk of a similar crisis in the United States. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments, and managed-care arrangements, are under consideration by the  U.S. Congress.  These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical procedures and devices. Government programs, including Medicare and Medicaid, private healthcare insurance, and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments, and other mechanisms designed to constrain utilization and contain costs.  As a result of our manufacturing efficiencies and cost controls, we believe we are well-positioned to respond to changes resulting from the trend toward cost-containment; however, uncertainty remains as to the nature of any future legislation, making it difficult for us to predict the potential impact of cost-containment trends on future operating results.

In March 2010, U.S. President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010. Certain provisions of the law will not be effective for a number of years and there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impacts will be from the law. It is uncertain at this point what negative unintended consequences these provisions will have on patient access. We cannot predict what health care programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for procedures involving our product or reduce medical procedure volumes could adversely affect our business and results of operations.

Changes in the federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations.

The federal U.S. Anti-Kickback Statute prohibits the offer, payment, solicitation, or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Additionally, the Anti-Kickback Statute prohibits any form of remuneration in return for purchasing, leasing, ordering or arranging for, or recommending the purchasing, leasing, or ordering of items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. The Anti-Kickback Statute is very broad in scope, and existing case law and regulations have not uniformly or definitively interpreted many of its provisions. Violations of the Anti-Kickback Statute may result in substantial civil or criminal penalties, including imprisonment of up to five years, criminal fines of up to US$25,000, civil monetary penalties of up to US$50,000 for each violation plus three times the remuneration involved or the amount claimed, and exclusion from participation in the Medicare and Medicaid programs.

The federal physician self-referral law, commonly referred to as the Stark Law, prohibits, subject to certain exceptions, physicians from making referrals of a Medicare or Medicaid beneficiary for a “designated health service” to an entity if the physician or an immediate family member has a financial relationship with the entity. Some of the services our affiliated physicians and professional groups provide include designated health services. A violation of the Stark Law could result in repayment of amounts collected for services furnished pursuant to an unlawful referral, the imposition of civil monetary penalties, and exclusion from participation in the Medicare and Medicaid programs.

Many states have enacted laws similar to the federal Anti-Kickback Statute and, to a lesser degree, the Stark Law. These laws generally apply to both government and non-government health programs. These laws vary from state to state and have infrequently been the subject of judicial or regulatory interpretation.

Other federal healthcare fraud and abuse laws prohibit healthcare-related fraud, theft or embezzlement, false statements, obstruction of criminal investigations, and money laundering. These laws apply to all healthcare programs regardless of whether such programs are funded in whole or in part with federal funds. Violations of these provisions constitute felony criminal offenses, and potential sanctions for such violations include imprisonment and/or substantial fines.

Although our operations and arrangements with our affiliated physicians and professional groups have been structured in an attempt to comply with the federal Anti-Kickback Statute and the Stark Law and similar state laws, a government agency or a private party could assert a contrary position. Additionally, new federal or state laws may be enacted that would cause our arrangements with our affiliated physicians and professional groups to be illegal or result in the imposition of fines and penalties against us.

If we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired.

Our success and competitive position are dependent in part upon our proprietary intellectual property. Our primary patents in the United States and Canada expire on March 8, 2016. In August 2013 we filed for three new patents which we believe represent significant improvements to our existing product. Although we seek to protect our proprietary rights through a variety of means, we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Patents issued to or licensed by us in the past or in the future may be challenged and held invalid. The scope of our patent claims also may vary between countries, as individual countries have distinctive patent laws. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions. The expiration of, or the failure to maintain or extend our patents, could have a material adverse effect on us.

Our commercial success depends in part on our ability to:

•                       obtain patents or rights to patents and maintain their validity

•                       protect our trade secrets

•                       effectively enforce our proprietary rights or patents against infringers

Patent applications may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely and therefore we may not obtain adequate patent protection. As a result, we may face unanticipated competition, or conclude that, without patent rights, the risk of bringing products to the market is too great. Any patents that we own or license may be challenged, invalidated or circumvented and may not provide us with protection against competitors. We may be forced to engage in costly and time-consuming litigation in order to protect our intellectual property rights. Patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or technologies. Patent rights are limited in time and have expiration dates. Our patent rights may expire without replacement by further rights, which could increase our risk from competition. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and non-disclosure agreements. These agreements may not provide meaningful protection of our technology or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information and, in any event, others may develop independently, or obtain access to, the same or similar information. Our failure or inability to protect our trade secrets and proprietary know-how could impair our competitive position.

We may spend significant resources to enforce our intellectual property rights and such enforcement could result in litigation. Intellectual property litigation is complex and can be expensive and time-consuming. However, our efforts in this regard may not be successful. We also may not be able to detect infringement. In addition, competitors may design around our technology or develop competing technologies. Patent litigation can result in substantial cost and diversion of effort. Intellectual property protection may also be unavailable or limited in some foreign countries, enabling our competitors to capture increased market position. The invalidation of key intellectual property rights or an unsuccessful outcome in lawsuits filed to protect our intellectual property could have a material adverse effect on our financial condition, results of operations or prospects.

The success of our business depends in part on our ability to obtain and maintain intellectual property protection for our technology and know-how, and operate without infringing the intellectual property rights of other.  It is possible that as a result of future litigation our products currently marketed may be found to infringe or otherwise violate third party intellectual property rights.

If we are unable to manage growth, we may be unable to achieve our expansion strategy.

The success of our business strategy depends in part on our ability to expand our operations in the future. Our growth has placed, and will continue to place, increased demands on our management, our operational and financial information systems, and other resources. Further expansion of our operations may require substantial financial resources and management attention. To accommodate our past and anticipated future growth, and to compete effectively, we will need to continue to improve our management, to implement our operational and financial information systems, and to expand, train, manage, and motivate our workforce. Our personnel, systems, procedures, or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and diverting management’s attention to the expansion of our operations may negatively impact our financial results. Any failure to improve our management, to implement our operational and financial information systems, or to expand, train, manage, or motivate our workforce may reduce or prevent our growth.

Growth management.

The Company may decide to add or acquire new products or businesses or expand internationally. There can be no assurances that the addition of new products or business or expansion internationally, if any, will prove successful. Future growth may cause a strain on the Company’s management and its operational and financial resources. There can be no assurance that we will be able to effectively manage such growth. Our failure to do so could have a material adverse effect upon our business, prospects, results of operation and financial condition. Such demands may require the hiring of additional management personnel and the possible development of additional expertise by management. The performance of any potential new products or businesses or international expansion would be uncertain.

Our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management.

The Company is dependent on its senior management. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. In addition, because of a relative scarcity of individuals with the high degree of education and business experience required for our business, competition among companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. The loss of key management personnel or our inability to attract, retain, and motivate sufficient numbers of qualified management personnel could have a material adverse effect on the Company.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.  If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other companies.

Certain of our directors and officers serve or may in the future serve as directors, officers, advisors, promoters and members of management of other companies and, therefore, it is possible that a conflict may arise between their duties as a director or officer, and their duties as a director or officer of such other companies. There can be no assurance that in the carrying out of their duties with respect to us, these persons will not find themselves in situations which could give rise to conflicts of interest. There can be no assurance that if conflicts do arise, they will be resolved in a manner favourable to us. There can be no assurance that future transactions or arrangements between the companies and any of such entities will be advantageous to us.

Manufacturing risks and economic dependence on suppliers.

Manufacturing operations are subject to numerous unanticipated technological problems and delays. Our manufacturers are, and will be, subject to regulations specified by the various regulatory bodies such as Health Canada and the FDA. There can be no assurance that we will be able to comply with all stated manufacturing regulations. Failure or delay by our manufacturers to comply with such regulations or to satisfy regulatory inspections could have an adverse effect on the Company’s business and operations.

The Company is economically dependent on one critical supplier for the CRH O’Regan System.  The supplier, a clean room injection molding manufacturing company based in Ontario, Canada, performs contract manufacturing and assembly for the Company.  Currently the Company has one set of manufacturing molds which are used for the injection molding and these molds are inventoried at the supplier’s facility.

As the Company is dependent on the supplier for all manufacturing services any interruption in this business caused by a business shutdown by the supplier (e.g., bankruptcy, fire, or labour) could be challenging for the Company.  The Company mitigates these risks by maintaining open relationships with other suppliers that could perform similar services, maintaining an appropriate level of inventory, and performing quality and business audits of the supplier on a regular basis.  The Company is also engaged in a design project that will result in the creation of a new set of manufacturing jigs.  The Company will then arrange for the off-site storage of the existing manufacturing jigs. However, if this supplier were unable to provide the Company with its manufacturing services, it would seriously impact the Company’s business operations.

Changes in the medical industry and the economy may affect the Company’s business.

The Company’s business may be affected by factors beyond its control, such as an economic recession or the aggressive pricing policies of competitors. Future technological advances in the continually changing medical industry can be expected to result in the availability of new products and services that will compete with the products and services that the Company may develop. We expect that market demand, governmental regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide health care industry, resulting in further business consolidations and alliances, which may exert further downward pressure on the prices of our products and could adversely impact our business, financial condition, and results of operations.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including those of Canadian securities regulators and the Toronto Stock Exchange are creating uncertainty for companies such as ours.  These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  We are committed to maintaining high standards of corporate governance and public disclosure.  As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Adverse events related to our product may subject us to risks associated with product liability and medical malpractice claims, insurance and recalls, which may adversely affect our operations.

As in all medical procedures, there is an inherent risk of the occurrence of an adverse event possibly occurring with rubber band ligation. In very rare cases rubber band ligation of hemorrhoids could lead to infection, which if left untreated, could result in serious medical consequences, including death.  Patients with pre-existing conditions of the gastrointestinal tract, or elsewhere, or patients with multiple medical problems may also experience adverse events that are not directly related to rubber band ligation. While the CRH O’Regan ligator has been used in over 450,000 procedures, to date, the Company is aware of only one serious adverse event that occurred within a short period of time after the use of our device.  In late 2013 the Company was notified by an FDA Manufacture and User Facility Device Experience report that hemorrhoid banding with the CRH O’Regan System was identified as the event related to sepsis and a patient’s death.  During the first quarter of 2014, the Company obtained the information available to it regarding this case.   CRH’s medical experts have concluded that the incident was not related to the CRH O’Regan System.

The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

We may be held liable or incur costs to settle liability claims if our product or contracted physicians cause injury.  Although we currently maintain product liability and medical malpractice insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all.  A product liability or medical malpractice claim could result in liability to us greater than our total assets or insurance coverage.  Moreover, product liability and medical malpractice claims could have an adverse impact on our business even if we have adequate insurance coverage.

Our product has been approved by the applicable regulatory authorities. Our product may fail to meet patient expectations or produce harmful side effects. Unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, failure to adhere to good clinical practices, failure to adhere to good manufacturing practices, non-compliance with clinical protocols, the presence of other inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient.  Such unexpected quality, safety or efficacy concerns can arise and may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims.

It is impossible to predict the scope of injury or liability from defects or unexpected reactions, or the impact on the market for products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down — notably in the United States and other common law jurisdictions — against medical companies based on claims for injuries allegedly caused by the use of their products. The expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available. Product liability claims in the future, regardless of their ultimate outcome, could have a material adverse effect on our reputation and on our ability to attract and retain customers.

Use of our products in unapproved circumstances could expose us to liabilities.

The marketing approval from the Food & Drug Administration (“FDA”) and other regulators of certain of our product and any future products are, or are expected to be, limited to specific indications. We are prohibited by law from marketing or promoting any unapproved use of our products. Physicians, however, in most jurisdictions, can use these products in ways or circumstances other than those strictly within the scope of the regulatory approval. No assurance can be given that claims might not be asserted against us if our products are used in ways or for procedures that are not approved.

Risk of legal proceedings.

Due to the nature of the Company’s business, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of the Company’s business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business.

Our industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations.

Our industry is the subject of numerous governmental investigations into marketing and other business practices. This has included increased regulation, enforcement, inspections, and governmental investigations of the medical device industry and disclosure of financial relationships with health care professionals. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations. We anticipate that the government will continue to scrutinize our industry closely, and that additional regulation by governmental authorities, both foreign and domestic, may increase compliance costs, exposure to litigation and other adverse effects to our operations.

Our industry is subject to health and safety risks.

We produce  a product used in humans. While we take substantial precautions such as quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Our product and any future products may be found to be harmful, or to contain substances that are harmful, to the health of patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we could be forced to discontinue production of certain products, which would harm our profitability. The Company maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits.

We may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, require significant management resources and require significant charges.

As a part of our growth strategy, we regularly explore potential acquisitions of complementary businesses, technologies, services or products as well as potential strategic alliances or divestitures of assets or a sale of the Company. We may be unable to find suitable acquisition candidates or appropriate partners with which to form alliances. Even if we identify appropriate acquisition or alliance candidates, we may be unable to complete the acquisitions or alliances on favorable terms, if at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, government regulation and replacement product developments in our industry. In addition, the process of integrating an acquired business, technology, service or product into our existing operations could result in unforeseen difficulties and expenditures. Integration of an acquired company often requires significant expenditures as well as significant management resources that otherwise would be available for ongoing development of our other businesses. Moreover, we may not realize the anticipated financial or other benefits of an acquisition or alliance.

We may be required to take charges or write-downs in connection with acquisitions. In particular, acquisitions of businesses engaged in the development of new products may give rise to in-process research and development assets. To the extent that the value of these assets declines, we may be required to write down the value of the assets. Also, in connection with certain asset acquisitions, we may be required to take an immediate charge related to acquired in-process research and development. Either of these situations could result in substantial charges, which could adversely affect our results of operations.

Future acquisitions could also involve the issuance of equity securities, the incurrence of debt, contingent liabilities or amortization of expenses related to other intangible assets, any of which could adversely impact our financial condition or results of operations. In addition, equity or debt financing required for such acquisitions may not be available.

Any corporate transaction will be accompanied by certain risks including but not limited to:

•                  exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

•                  higher than anticipated acquisition costs and expenses;

•                  exposure to other companies’ shares that shareholders could receive as consideration for our shares in a corporate transaction;

•                  the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

•                  disruption of our ongoing business;

•                  inability to retain key customers, distributors, vendors and other business partners of the acquired company; and

•                  diversion of management’s time and attention.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our constating documents and principal agreements could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our common shares, being lower than it would be without these provisions.

Significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price.

The exercise of voting rights associated with shares held by any significant shareholder of the Company at meetings of shareholders may have significant influences on our business operations. If such a shareholder holds those shares for the purpose of investment, and if it were to sell those shares in the market in the future, it could have significant influences on our share price, depending on the market environment at the time of such sale.

The continuing development of our products depends upon us maintaining strong relationships with physicians.

If we fail to maintain our working relationships with physicians, our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could cause a decline in our earnings and profitability. The marketing and sales of our products is dependent upon our maintaining working relationships with physicians. If we are unable to maintain our strong relationships with these professionals, the development and marketing of our products could suffer, which could have a material adverse effect on our consolidated earnings, financial condition, and/or cash flows.

We are dependent on one product for all of our current revenues. If the volume or price of this product decline or the costs of related manufacturing, distribution or marketing increase, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

Sales of one product represent all of our current revenues. If the volume or pricing of our existing product declines in the future, or our cost to manufacture, distribute our existing product increases in the future, our market our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our securities to decline.  In addition, if this product was to become subject to any other issues, such as material adverse changes in sales rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our securities could be significant.

Volatility of market price.

The Company’s common shares trade on the TSX and on the OTCQX.  Public markets, from time to time, experience significant price and volume fluctuations unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the common shares of the Company. In addition, the market price of the common shares is likely to be highly volatile. Moreover, it is likely that during future quarterly periods, the Company’s results and operations may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the common shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

DIVIDEND POLICY

We have not declared or paid any dividends on the outstanding common shares since our inception and we do not anticipate that we will do so in the foreseeable future.  The declaration of dividends on our common shares is within the discretion of the Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition.  At the present time, anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of the business.

DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES

The Company is authorized to issue 100,000,000 common shares without par value of which 48,796,914 were issued and outstanding as of March 27, 2014.  There is one class of shares only.  Our common shares, which have no par value, are issued in registered form. The common shares are not subject to any future call or assessment and all have equal voting rights.  There are no special rights or restrictions of any nature attached to any of the common shares and they all rank pari passu, each with the other as to all benefits which might accrue to the holders of such common shares.  The holders of common shares have the right to receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, any dividends declared by the Company.  All registered shareholders are entitled to receive a notice of any general meetings to be convened by the Company. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands, every member who is present in person and entitled to vote thereat and every proxy holder duly appointed by a holder of a common share who would have been entitled to vote shall have one vote and on a poll every member shall have one vote for each common share of which he is the registered holder and may exercise such vote either in person or by proxy.  The common shares do not have any pre-emptive rights, conversion rights or redemption rights.

Our common shares trade on the Toronto Stock Exchange under the symbol “CRH”.  Our common shares are also listed, on the OTC QX under the symbol CRMMF in the United States.

The following table sets forth the high, low and ending sales prices, in Canadian dollars, of our common shares on the Toronto Stock Exchange for each of the months of the last completed financial year ended December 31, 2013.

2013	Max	Min	End	Total Volume
Jan	$0.44	$0.28	$0.38	366,239
Feb	$0.43	$0.33	$0.40	1,622,080
Mar	$0.46	$0.40	$0.43	983,477
Apr	$0.43	$0.40	$0.40	1,048,850
May	$0.54	$0.39	$0.40	1,988,180
Jun	$0.48	$0.37	$0.40	948,342
Jul	$0.64	$0.39	$0.60	767,909
Aug	$0.64	$0.56	$0.63	956,009
Sep	$0.69	$0.62	$0.65	1,229,773
Oct	$0.79	$0.65	$0.76	2,234,331
Nov	$0.77	$0.60	$0.63	457,950
Dec	$0.75	$0.60	$0.75	692,582

PRIOR SALES

On December 12, 2013, the Company issued an additional 240,000 Options to acquire common shares at an exercise price of $0.60 per common share. On December 19, 2013, the Company issued an additional 100,000 Options to acquire common shares at an exercise price of $0.60 per common share.

ESCROW SECURITIES

The Company does not have any escrowed securities or securities subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles and the Business Corporations Act.

Each director has formally consented to serve as a director with us.

Our current directors and officers, their business background and principal occupations during the five preceding years and the periods during which each has served in their positions as directors or officers are as follows:

Dr. Anthony F. Holler — Director

Vancouver, British Columbia, Canada

Dr. Holler was appointed as a director and as Chairman of the Board of Directors of the Company on December 21, 2005. Dr. Holler is one of the founders of ID Biomedical Corporation and held a number of executive positions with ID Biomedical including Chief Executive Officer and Director. Dr. Holler resigned from ID Biomedical upon the completion of ID Biomedical’s acquisition by GlaxoSmithKline. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia.

Member of:  Audit Committee, Corporate Governance & Nominating Committee, Compensation Committee

Dr. David Johnson, — Director

Norfolk, Virginia, USA

Dr. Johnson was appointed to the Board of Directors of the Company on June 1, 2010. Dr. Johnson has been a partner of Gastrointestinal and Liver Specialists of Tidewater, PLLC in Norfolk, VA since 1989, having served at the National Naval Medical Center Gastroenterology division from 1984 to 1989. Dr. Johnson also serves as Professor of Medicine, Chief of Gastroenterology, Eastern Virginia Medical School and is Board-certified in Internal Medicine and Gastroenterology. Additionally, he is a past President of American College of Gastroenterology.

Iain Cleator - Director

Vancouver, British Columbia, Canada

Dr. Iain Cleator, Medical Director and Director, Vancouver, BC, Canada Dr. Cleator was appointed to the Board of Directors of the Company on May 24, 2007. He currently operates the Cleator Clinic, which he founded in 2003 to care for the many patients afflicted with anorectal disorders. Dr. Cleator also founded the G.I. Clinic at St. Paul’s Hospital in Vancouver and held many positions there including Head of the G.I. Clinic and Head of Service. Dr. Cleator is a Professor Emeritus of Surgery at the University of British Columbia, and is a past President of the Canadian Association of Gastroenterologists as well as past President of the Vancouver Medical Association. In 2009, Dr. Cleator completed a three-year term as Block Chair for the GI Teaching in second year Medical School.

Dr. Bergein Overholt, — Director

Knoxville, Tennessee, USA

Dr. Overholt was appointed to the Board of Directors of the Company on September 24, 2009. Dr. Overholt is President of Gastrointestinal Associates in Knoxville, TN. He is a past President of the American Society for Gastrointestinal Endoscopy and the American Association of Ambulatory Surgery Centers.

Member of:  Corporate Governance & Nominating Committee

Todd Patrick — Director

Yarrow Point, Washington, United States

Mr. Patrick was appointed to the Board of Directors of the Company on May 25, 2006. Since November 2010, Mr. Patrick has been the President and CEO of C3 Jian, Inc. a private biotechnology company based in Los Angeles, CA. Prior to joining C3 Jian, Mr. Patrick was employed by ID Biomedical Corporation as its President from July 1994 to January 2006, when he resigned upon the completion of ID Biomedical’s acquisition by GlaxoSmithKline.

Member of:  Audit Committee, Corporate Governance & Nominating Committee, Compensation Committee

Ian Webb — Director

Vancouver, British Columbia, Canada

Mr. Webb was appointed to the Board of Directors of the Company on May 25, 2006. Mr. Webb has been retired since December 31, 2010. Prior to that, he was a partner of the law firm of Borden Ladner Gervais LLP. His practice focused on corporate and securities law with an emphasis on the legal requirements of public companies.

Member of:  Audit Committee, Corporate Governance & Nominating Committee.

Edward Wright — Director

Vancouver, British Columbia, Canada

Mr. Wright became the CEO and was appointed to the Board of Directors of the Company on September 18, 2006. Mr. Wright joined the Company from Cartier North America where he held the position of Executive Vice President of Retail for North America since 2005. Prior to that, Mr. Wright held the position President of Baume & Mercier since 2001. While at Cartier, Mr. Wright was responsible for the development and operations of the entire North American retail division, including implementation of strategic goals, supervision of retail development, and ensuring successful achievement of segment.

Richard Bear — Officer

Yarrow Point, Washington, United States

Mr. Bear has served as one of our officers since March 2006.  Mr. Bear is currently the Chief Financial Officer of CRH Medical Corporation.  Mr. Bear was the Chief Financial Officer of ID Biomedical Corporation from June 2005 until GlaxoSmithKline acquired the company in December 2005.  He served as Vice President, Finance of ID Biomedical from June 2002 through May 2005.  Prior to joining ID Biomedical, Mr. Bear was with XO Communications from September 1995 until May 2002, where he held the positions of Vice President/General Manager and Vice President of Finance.  Mr. Bear received his degree in Business Administration from the University of Washington and is a Certified Public Accountant (CPA).

The following table sets out details of our shares, options and warrants that are directly or indirectly held by directors and executive officers as at December 31, 2013 based on 48,746,914 common shares issued and outstanding on such date:

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Options and Warrants
Anthony F. Holler	1,620,000	3.32%	250,000
Todd R. Patrick	472,050	0.97%	250,000
Ian A. Webb	28,000	0.06%	250,000
Edward Wright	10,000	0.02%	1,000,000
Iain Cleator	1,504,500	3.09%	150,000
Dave Johnson	0	0.00%	325,000
Bergein Overholt	30,000	0.06%	200,000
Richard Bear	0	0.00%	550,000

TOTAL	3,664,550		2,975,000

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, no director or executive officer of the Company:

(a)         is, or has been within the 10 years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days, (ii) was subject to a cease trade order or similar order or an order that denied the relevant company an exemption under securities legislation that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)         nor, to the knowledge of the Company, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or has been, within the last ten years, a director of executive officer of a company that, while the that person was acting in that capacity, or within a year of ceasing to act in that capacity, declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

(c)          nor, to the knowledge of the Company,  a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

(d)         nor, to the knowledge of the Company, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Dr. Anthony Holler and Todd Patrick are former directors of Inviro Medical Inc. (“Inviro”).  Inviro is a company incorporated under the laws of Canada which owns certain intangible assets including goodwill and customer relationships, and all of the issued and outstanding shares of Inviro Medical Devices, Inc. (the “US Subsidiary”).  The US Subsidiary owns inventory manufactured in accordance with licences issued by the Department of Health of the Government of Canada and the United States Food and Drug Administration.  On October 29, 2010, Inviro declared that it was no longer a going concern, and on or about that date, Inviro ceased to carry on business and all of its directors and officers, including Dr. Holler and Mr. Patrick, resigned.  On February 10, 2011, the Supreme Court of British Columbia issued an order appointing Alvarez & Marsal Canada Inc. (the “Receiver”) as receiver and receiver and manager of all of the assets, undertakings and properties of Inviro.  Pursuant to a further order pronounced by the Supreme Court of British Columbia on February 24, 2012, certain distributions to certain Debenture holders of Inviro were authorized.  The receivership process became complete in or around March 2013.  On April 9, 2013, the Supreme Court of British Columbia issued an order discharging the Receiver.

CONFLICTS OF INTEREST

Some of our directors and officers are also directors and officers of other reporting companies.  It is possible, therefore, that a conflict may arise between their duties as a director or officer of our Company and their duties as a director or officer of such other companies.  All such conflicts are disclosed by them in accordance with the British Columbia Business Corporations Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In the event that any of our directors or officers has a material interest in any material contract or proposed contract involving our Company they are required to disclose their interest to the board of directors either in writing or in person at a meeting of the directors.  Any such contract is then considered and approved by a majority of the disinterested directors.  Additionally, any non-arm’s length or related party transaction that requires the approval of the Toronto Stock Exchange will be subject to more restricted filing and disclosure requirements.  Related party transactions are required to be disclosed in our financial statements.

AUDIT COMMITTEE INFORMATION

Pursuant to National Instrument 52-110, we are required to have an Audit Committee and make the following disclosure.

1.                                      The Audit Committee’s Charter

See Schedule “A”

2.                                      Composition of the Audit Committee

Name	Independent/non- independent	Financially literate or not financially literate	Relevant Education and Experience

Dr. Anthony Holler	Independent (1)	Financially literate(2)	Previously CEO and Director of ID Biomedical Corporation

Todd Patrick	Independent (1)	Financially literate(2)	Previously President and Director of ID Biomedical Corporation
Ian Webb	Independent (1)	Financially literate(2)	Retired Solicitor practicing corporate law and previously Director of ID Biomedical Corporation

(1)                                     A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)                                     An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other member of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

All fees billed by KPMG, LLP (the “Auditors”), the Company’s external auditors during the two most recently completed financial years are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012
Audit Fees	$43,575	$41,500
Audit-Related Fees	nil	nil
Tax Fees	nil	nil
All Other Fees	nil	nil
Total	$43,575	$41,500

Audit fees:  All services performed by the Auditors in connection with the review of annual consolidated financial statements of the Company including services performed to comply with generally accepted auditing standards.

Audit Related Fees:  All services performed by the Auditors in connection with: the review of quarterly financial statements in accordance with generally accepted standards for a review; equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews.

Tax Fees:  All services performed by the Auditors in connection with tax planning, compliance and advice.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has during the three most recently completed financial years, or during the current financial year, had any material interest, direct or indirect, in any transactions that materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

MATERIAL CONTRACTS

There are no material contracts that are material to our Company, that were entered into other than in the ordinary course of business and not excepted from disclosure and filing requirements, and that were entered into within the financial year ended December 31, 2013.

LEGAL PROCEEDINGS

There are no material outstanding legal proceedings or regulatory actions to which we are party, nor, to our knowledge, are there any such proceedings or actions contemplated.

NAMES AND INTEREST OF EXPERTS

No person or company, whose profession or business gives authority to the statement, report, valuation or opinion, who is named as having prepared or certified a statement, report, valuation or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company and no such person is a promoter of the Company or an associate or affiliate of the Company. In particular, the current auditors of our Company are KPMG, LLP, Chartered Accountants, 777, Dunsmuir Street Vancouver British Columbia V7Y 1K3.  KPMG LLP has reported on our fiscal 2013 audited consolidated financial statements, which have been filed with the securities regulatory authorities. As of March 18, 2014, KPMG LLP has informed the Company that is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

TRANSFER AGENTS AND REGISTRARS

Our transfer agent and registrar is Computershare Investor Services Inc., 100 University Avenue 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1.

ADDITIONAL INFORMATION

Additional information relating to our Company is available under our Company’s profile on the SEDAR website at www.sedar.com.

EXECUTIVE COMPENSATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, will be contained in our information circular for our annual meeting currently scheduled to be held in June 2014.

ADDITIONAL FINANCIAL INFORMATION

Additional financial information relating to our Company is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2013.

SCHEDULE “A”
CRH Medical Corporation

(the “Company”)

AUDIT COMMITTEE CHARTER

ORGANIZATION

A.                                    An Audit Committee shall be appointed annually by the Board and shall consist of at least three (3) members from among the directors of the Company.  Each Audit Committee member shall where possible be an independent director, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

B.                                    All Audit Committee members shall be sufficiently versed in financial matters to understand the Company’s accounting practices and policies and the major judgments involved in preparing the financial statements.

C.                                    The Board shall designate the Chair of the Committee.

STATEMENT OF POLICY

The Committee shall fulfill its responsibilities within the context of the following principles:

1.                                      General

The Committee expects the management of the Company to operate in compliance with the laws and regulations governing the Company and to maintain as strong a financial, reporting and control process as resources permit.

2.                                      Communications

The Committee shall have direct, open and frank communications throughout the year with management, other Committee Chairs, and the external auditors.

3.                                      Meeting Agenda

Committee meeting agendas shall be the responsibility of the Chair of the Committee in consultation with the Committee members, management and the external auditors.

4.                                      Information Needs

The Committee expects that written materials will be received from management and the external auditors at least five (5) days in advance of the meeting dates.

5.                                      In-Camera Meetings

At each meeting, the Committee shall meet in private session and may meet with the external auditors, with management, and with the Committee members only.

6.                                      Reporting to the Board

The Committee, through its Chair, shall report after each Committee meeting to the Board at the Board’s next regular meeting.

7.                                      The External Auditors

The Committee expects that in discharging its responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Audit Committee.  The external auditors shall report all material issues or potentially material issues to the Committee.

Operating Procedures

1.                                      The Committee shall meet at least four (4) times annually, or more frequently as circumstances dictate.  Meetings shall be held at the call of the Chair upon the request of two (2) members of the Committee or at the request of the external auditors.

2.                                      A quorum shall be a majority of the members.

3.                                      Unless the Committee otherwise specifies, the Company’s Corporate Secretary shall act as Secretary at all meetings of the Committee.

4.                                      In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

5.                                      A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Company in a timely fashion.

Specific Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

A.                                    Financial Reporting

1.                                      Review the Company’s annual and quarterly financial statements with management, the Company’s accountant, and/or the external auditors, as applicable, to gain reasonable assurance that the statements are accurate, complete and in accordance with IFRS.

2.                                      Receive from the external auditors reports on their review of the annual and quarterly financial statements as applicable.

3.                                      Receive from management a copy of the representation letter provided to the external auditor and receive from management any additional representations required by the Committee.

4.                                      Review and, if appropriate, recommend approval to the Board of news releases, management discussion and analysis, Annual Information Forms and reports to the shareholders issued by the Company with respect to the Company’s annual and quarterly financial statements.

5.                                      Review and, if appropriate, recommend approval to the Board of prospectuses, and material change disclosures of a financial nature.

6.                                      Review financial related press releases.

B.                                    Accounting Policies

1.                                      Review with management and the external auditors the appropriateness of the Company’s accounting policies and disclosures.

2.                                      Review with management and the external auditors the Company’s underlying accounting policies and any significant estimates and judgments.

C.                                    Risk and Uncertainty

1.                                      Review with management the significant financial risks and principal business risks facing the company and gain reasonable assurance that they are being effectively managed or controlled.

2.                                      Ascertain that policies and procedures are in place to minimize environmental, occupational health and safety, and other risks to asset value.

3.                                      Review the adequacy of insurance coverage maintained by the Company.

4.                                      Review regularly with management, the external auditors and the Company’s legal counsel any legal claim or other contingency that could have a material effect upon the financial position of the Company.

D.                                    Financial Controls and Control Deviations

1.                                      Review the plans of the external auditors to gain reasonable assurance that the review and evaluation of internal financial controls is comprehensive, coordinated and cost effective.

E.                                     Compliance with Laws and Regulations

1.                                      Review regular reports from management and the external auditors with respect to the Company’s compliance with laws and regulations having material impact on the financial statements, environmental protection laws and regulations, various tax and other withholding accounts and other laws and regulations which expose directors to liability.

F.                                      Relationship with External Auditors

1.                                      Recommend to the Board the nomination of external auditors.

2.                                      Approve the remuneration and the terms of engagement of the external auditors as set out in the engagement letter.

3.                                      Review the performance of the external auditors annually.

4.                                      Receive a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for any non-audit services by the Company.

5.                                      Review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, the general overall audit plan and the materiality levels, which the external auditor proposes to employ.  Review the results of the external audit with the external auditors including the auditor’s report, overall presentation of the financial statements, any adjustments needed or contemplated, areas of difficulty and any changes to the original audit plan.

6.                                      Meet with the external auditors in the absence of management to determine that no management restrictions have been placed on the scope and extent of the audit examinations conducted by the external auditors or the reporting of their findings to the Committee.

7.                                      Establish effective communication processes with management and the Company’s external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

Other Responsibilities

1.                                      Approve annually the reasonableness of the expenses of the Chief Executive Officer.

2.                                      After consultation with the Chief Financial Officer and the external auditors, gain reasonable assurance annually of the quality and sufficiency of the Company’s accounting personnel.

3.                                      Perform such other functions as may from time to time be assigned to the Committee by the Board.

Accountability

1.                                      Review and update this Charter on a regular basis for approval by the Board.

2.                                      From time to time, as requested by the Board, disclose its mandate and this Charter in the Company’s statement of corporate governance practices.

Engagement of Advisors

The Committee may engage independent counsel and other advisors as it determines necessary to carry out its duties.

Limitation

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the directors beyond those imposed by applicable law and in each case are subject to the Articles of the Company and applicable law.